SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Hersha Hospitality Trust
(Name of Issuer)

Class A Common Shares of Beneficial Interest, par value $0.01 per share
(Title of Class of Securities)

427825500
(CUSIP Number)

August 24, 2023**
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 11 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**As of the date of event requiring the filing of this Schedule 13G, the Reporting Persons may have been deemed to beneficially own more than 5% of the Class A Common Shares outstanding.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 427825500	13G	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON TCLDS Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 427825500	13G	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON TCCS I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 427825500	13G	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON TCLS I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 427825500	13G	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON TC GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 427825500	13G	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Tarsadia Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 427825500	13G	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON TUP Investments LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 427825500	13G	Page 8 of 11 Pages

Item 1(a).	Name of Issuer.
Hersha Hospitality Trust (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.
44 Hersha Drive Harrisburg, PA 17102

Item 2(a).	Name of Person Filing.
This statement is filed by:

(i)	TCLDS Holdings, LP, a Delaware limited partnership (“TCLDS”), with respect to the Class A Common Shares (as defined in Item 2(d) below) held by it;

(ii)	TCCS I, LP, a Delaware limited partnership (“TCCS”), with respect to the Class A Common Shares held by it;

(iii)	TCLS I, LP, a Delaware limited partnership (“TCLS” and together with TCLDS and TCCS, the “Tarsadia Funds”) with respect to the Class A Common Shares held by it;

(iv)	TC GP, LLC, a Delaware limited liability company (“TC GP”), as the general partner of the Tarsadia Funds, with respect to the Class A Common Shares held by the Tarsadia Funds;

(v)	Tarsadia Capital, LLC, a Delaware limited liability company (“Tarsadia Capital”), as the investment manager of the Tarsadia Funds, with respect to the Class A Common Shares held by the Tarsadia Funds; and

(vi)	TUP Investments LP, a California limited partnership (“TUP Investments”), with respect to the Class A Common Shares held by it.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Tushar Patel is the indirect control person of TC GP, Tarsadia Capital and TUP Investments.
The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Class A Common Shares reported herein.

Item 2(b).	Address of Principal Business Office.

The address of the principal business office of the Tarsadia Funds, TC GP and Tarsadia Capital is 10 East 53rd Street, 23rd Floor, New York, NY 10022.

The address of the principal business office of TUP Investments is 520 Newport Drive Center, 21st Floor, Newport Beach, CA 92660.

CUSIP No. 427825500	13G	Page 9 of 11 Pages

Item 2(c).	Place of Organization.

The Tarsadia Funds are limited partnerships organized under the laws of Delaware. TUP Investments is a limited partnership organized under the laws of California. TC GP and Tarsadia Capital are limited liability companies organized under the laws of Delaware.

Item 2(d).	Title of Class of Securities.
Class A Common Shares of Beneficial Interest, par value $0.01 per share (“Class A Common Shares”)

Item 2(e).	CUSIP Number.
427825500

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:___________________________________________

CUSIP No. 427825500	13G	Page 10 of 11 Pages

Item 4.	Ownership.
The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 427825500	13G	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 5, 2023
TCLDS HOLDINGS, LP
By: TC GP, LLC, its general partner

By: /s/ Vikram Patel
Name: Vikram Patel
Title: Authorized Signatory

TCCS I, LP
By: TC GP, LLC, its general partner

By: /s/ Vikram Patel
Name: Vikram Patel
Title: Authorized Signatory

TCLS I, LP
By: TC GP, LLC, its general partner

By: /s/ Vikram Patel
Name: Vikram Patel
Title: Authorized Signatory

TC GP, LLC

By: /s/ Vikram Patel
Name: Vikram Patel
Title: Authorized Signatory

TARSADIA CAPITAL, LLC

By: /s/ Julian Sale
Name: Julian Sale
Title: Chief Operating Officer
TUP INVESTMENTS LP

By: /s/ Vikram Patel
Name: Vikram Patel
Title: Authorized Signatory